Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 415.947.2099

June 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Bradley Ecker
Jay Ingram

Re:	Gogoro Inc.
Registration Statement on Form F-1
Filed May 2, 2022
File No. 333-264619

Ladies and Gentlemen:

On behalf of our client, Gogoro Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated May 25, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Registration Statement on Form F-1 as filed by the Company on May 2, 2022 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 1 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Form F-1 filed May 2, 2022

General

1.    Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

U.S. Securities and Exchange Commission

June 8, 2022

The Company has revised the disclosure on the cover page and pages v and 64 of Amendment No. 1 to address the Staff’s comment.

2.    In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your ordinary shares, please add a capital resources section to your prospectus that addresses any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company has revised the disclosure on pages 26, 76 and 77 of Amendment No. 1 to address the Staff’s comment.

3.    In the new capital resources section, discuss the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the selling securityholders identified on page 17, beneficial owners of more than 60% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

The Company has revised the disclosure on page 77 of Amendment No. 1 to address the Staff’s comment.

4.    Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

U.S. Securities and Exchange Commission

June 8, 2022

The Company respectfully advises the Staff that it has not entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination.

Cover Page

5.    For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

The Company has revised the disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

6.    Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company has revised the disclosure on the cover page and pages 6, 65, 76 and 83 of Amendment No. 1 to address the Staff’s comment.

7.    We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

The Company has revised the disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

Risk Factors, page 10

8.    Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price of your common stock is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

U.S. Securities and Exchange Commission

June 8, 2022

The Company respectfully advises the Staff that it has previously included a risk titled, “Sales of a substantial number of Gogoro Ordinary Shares and Public Warrants in the public market could cause the market price of Gogoro Ordinary Shares and Public Warrants to fall.” In addition, the Company has revised the disclosure on pages 10 and 63-65 of Amendment No. 1 to address the Staff’s comment.

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U.S. Securities and Exchange Commission

June 8, 2022

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mbaudler@wsgr.com or 650-320-4597.

Respectfully Submitted,

/s/ Mark Baudler
Mark Baudler Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bruce Morrison Aitken, Gogoro Inc.
Titan Lee, Gogoro Inc.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.